Buenos Aires, October 30th, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on August 13th, 14th, 15th, 19th, 20th, 21st, 22nd, 23rd, 26th, 27th, 28th, 29th and 30th; September 3rd, 4th, 9th, 11th and 13th and October 17th, 18th, 21st, 22nd, 23rd, 24th, 25th, 28th and 29th 2019, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on August 12th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on the date hereof, 130,000 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
10-30-19	130,000	15.223000	1,978,990	Invertir en Bolsa S.A.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations